UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On March 31, 2025, Ascentage Pharma Group International issued a Hong Kong Stock Exchange voluntary announcement entitled “PURCHASE OF SHARES BY THE TRUSTEE FOR THE PURPOSE OF THE 2022 RSU SCHEME”.

A copy of the Hong Kong Stock Exchange voluntary announcement is attached as Exhibit 99.1 to this Form 6-K and is incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title

99.1	Hong Kong Stock Exchange Voluntary Announcement dated March 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: March 31, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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